Exhibit 4.5 Summary of Employment Arrangements between Schering AG and Marc Rubin

Summary of Employment Arrangements
between Schering Aktiengesellschaft
and Marc Rubin

This summary of the material terms of the employment arrangements in effect as of October 1, 2003 between Schering Aktiengesellschaft (the "Company") and Marc Rubin, Member of the Executive Board of the Company, is based on the terms of certain letter agreements between the Company and Mr.Rubin.

Term: Mr. Rubin was elected as Member of the Executive Board of the Company as of October 1, 2003. His current term will expire on September 30, 2006 with automatic extension for another two years unless the Supervisory Board revokes his appointment before March 31, 2006. The term of the employment arrangements described herein is concurrent with Mr. Rubin’s term.

Compensation: The aggregate remuneration of Mr. Rubin for 2004 is comprised of the following three elements:

Fixed Compensation:	EUR 540,000.00

Variable Compensation:	EUR 1,246,200.00 (determined by reference to earnings per
share (EPS) exceeding the threshold value of EUR 0.60 per share)

Stock-Based Compensation:
Stock options granted	€ 147,700.00

Retirement: The Company will make a monthly pension contribution equal to 3 times the monthly base salary of technical employees in group E13 applicable at the Company’s site in Bergkamen, Germany.

Others	Euro

Berlin/New Jersey cost of living	122,508.00
Housing allowances (Berlin/New Jersey)	114,380.21
Relocation to New Jersey:	51,400.00

Workers Comp	81.69
Social Security (USA)	4,372.00
Medicare (USA)	15,596.00
Benefits (USA)	1,444.00
Insurance (KUV)	704.90
Flight Tickets	34,954.85

Car (USA)	15,643.13
(Germany)	7,654.02
23,297.15